Filed by Aozora Bank, Ltd. Pursuant to Rule 425(a) under the United States Securities Act of 1933, as amended Subject Company: Aozora Bank, Ltd. Correspondence File No. 132-0001

On July 1. 2009, representatives of Aozora Bank and Shinsei Bank made the following joint presentation. On July 1, 2009, the presentation was first made available on the websites of Aozora Bank and of Shinsei Bank.

                                                      Filed by Aozora Bank, Ltd.
                                 Pursuant to Rule 425(a) under the United States
                                              Securities Act of 1933, as amended

                                              Subject Company: Aozora Bank, Ltd.
                                                 Commission File No. 132-______
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                    Merger of Aozora Bank and Shinsei Bank

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    Creation of a Japanese financial institution that meets the needs of its customers and is truly sought by society

                                  July 1, 2009

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>    Areas of Focus

>    Overview of the Merger                                           ......8, 9

>    Company Profiles  (as of March 31, 2009?                         ......10

>    Key Takeaways                                                    ......11

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                                  Background

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     Increasing importance of attaining             Need for a neutral financial
     sufficient scale and maintaining a          institution, unaffiliated with any
          strong financial platform                  particular financial group

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                         Aozora Bank and Shinsei Bank -
                                Merger of Equals
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    Secure            Develop products        Expand client base      Utilize IT and
organizational       and services line-up                          improve operational
  stability                                                            efficiencies
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                             Enhance profitability
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                             Vision for the Merger
-------------------------------------------------------------------------------

Deeply-rooted domestically, truly sought by customers,
the market and society, and continually contributing to the development of the domestic economy and society

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Management and employees to foster a corporate culture that maximizes the
Combined Bank's capabilities

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Strive to further reinforce corporate governance and compliance functions

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Utilize advanced information technology to appropriately respond to customer needs and promote growth

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                          Values of the Combined Bank
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Organizational stability

v/   Ranked sixth domestically in terms of total assets, the Combined Bank will secure organizational stability through its robust capital base and enhanced funding capabilities

Financial and IT expertise

v/   Superior financial knowledge and expertise, coupled with innovative systems and technology

Neutrality

v/   Neither mega- nor regional, the Combined Bank will be independent and not belong to any particular financial group

Mid- to long-term perspective

v/   With experience and knowledge based on a shared history as long-term credit banks, the Combined Bank will take a mid- to long-term perspective, and be equipped with strong credit assessment capabilities

Brand awareness

v/   Widely recognized brand, demonstrated by top-ranked customer satisfaction levels

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               Areas of Focus (1)<>
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                       Enhance value-added solutions for
                          domestic corporate finance
-------------------------------------------------------------------------------
o    Provide superior solutions
     v/   Asset finance (real estate, securitization and leasing)
     v/   Corporate reorganization (leveraged buy out/management buy out finance)
     v/   Corporate restructuring and finance
          (debtor-in-possession finance and advisory services)

o    Assist corporations and emerging industries that support the
     Japanese economy
     v/   Increase lending to small- and medium-sized enterprises
     v/   Provide appropriate risk capital to businesses

o    Contribute to the regional economy and society
     v/   Collaborate with regional financial institutions to support local industries and corporations
     v/   Increase business with the public sector

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                Areas of Focus (2) <>
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                 Maintain a high level of customer satisfaction
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[]   Continue to expand the retail banking business
     ~    as a core source of funding ~

          v/   Provide a wide range of products as well as highly sophisticated consulting services
          v/   Offer value-added services at a low cost using advanced IT systems

 []  Provide seamless products and services
     ~   transcending the traditional boundaries of "banks" and "non-banks" ~

          v/   Offer a wide range of credit products such as mortgage loans, card loans and consumer loans
          v/   Adopt a new "Responsible Lending" business model in consumer finance that focuses on compliance, customer satisfaction and profitability

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     Areas of Focus (3) <>
--------------------------------------------------------------------------------
          Position the Combined Bank to respond to strategic alliance opportunities
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[]   Support regional financial institutions
     ~    utilizing the Combined Bank's financial expertise ~

          v/   Address specific management issues of financial institutions
          v/    Provide diversified products and support product development
          v/    Support turnaround strategies

[]   Proactively respond to the consolidation of the financial industry

          v/   Promote alliances, both capital and business, through the
               development of mutually beneficial relationships
          v/   Provide a platform for intra-regional partnerships

[]   Provide financial products to meet the investment and funding needs of regional financial institutions and their clients

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                          Overview of the Merger (1)
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>    Major Decision Items

     v/   Merger Ratio?             1 to 1
     v/   Merger Structure?         Merger of equals that is legally structured
                                       with Shinsei Bank as the surviving
                                       corporation and Aozora Bank as the
                                       dissolving corporation

>    Combined Ratios/Per Share Data (as at March 31, 2009)

     v/   Total Capital Adequacy Ratio? 9.33%
     v/    Tier I Capital Ratio: 8.00%
     v/    Common Equity Per Share: 262.29 yen

>    Joint Integration Execution Framework

     >    Integration Committee

          v/   Co-chaired by Brian F. Prince and Masamoto Yashiro, which will facilitate the prompt and smooth integration of the banks and their operations
          v/   Mr. Norito Ikeda, who is currently a Special Advisor to A.T.
               Kearny K.K. and former President of Ashikaga Bank, will become a
               Senior Advisor to both banks and, as a member of the Integration
               Committee, will lead the integration process with Brian F.
               Prince and Masamoto Yashiro

     >    Integration Advisory Group
          Chaired by a director of Aozora Bank, which will operate as an advisory body to the two chief executive officers

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                          Overview of the Merger (2)
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    Post Merger Status

     []   Representative: Mr. Norito Ikeda
          Currently a Special Advisor to A.T. Kearny K.K. and former President of Ashikaga Bank. To become a Senior Advisor to both banks, and a member of the Integration Committee

     []   Company Name/Headquarters Location:
          To be determined through discussions between the two parties

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------------------------------------------------------------------------------------
                    Company Profiles (as of March 31, 2009)
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                            Shinsei Bank                 Aozora Bank
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Established                 December 1952                 April 1957
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Head Office         1-8, Uchisaiwaicho 2-chome,    3-1, Kudan-minami 1-chome,
  Location                  Chiyoda-ku,                      Chiyoda-ku,
                       Tokyo 100-8501, Japan         Tokyo 102-8660, Japan
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Representative   Chairman of the Board, President       President and
                    and Chief Executive Officer    Chief Executive Officer(1)
                        Masamoto Yashiro                    Brian F. Prince
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Paid in Capital         476,296 million yen           419,781million yen
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Number of Shares  2,060,346,891 common shares      1,650,147,352 common shares
  Issued                                             282,871,500 preferred shares(2)
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Net Assets
  (Consolidated)        767,481 million yen              529,607 million yen
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Total Assets
  (Consolidated)     11,949,196 million yen            6,077,330 million yen
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Deposits and
  Debentures(3)       6,947,681 million yen            4,399,527 million yen
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Loans and Bills
  Discounted          5,876,910 million yen            3,484,945 million yen
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Employees
  (Consolidated)             7,006                           1,847
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Branches
  (excl. ATM-only                                              20
locations)                     35                (Headquarters and 19 domestic
                                                            branches)
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Amounts: rounded down. Percentages: rounded. All figures are on a consolidated-
basis unless otherwise noted.
1    Title is as of the date of the press release. As of March 31, 2009, Mr.
     Prince's title was Acting President and Acting Chief Executive Officer.
2    There are two series of preferred shares, Series 4 (Class A) and 5 (Class
     C).
Series 4 (Class A) preferred shares are held by the Deposit Insurance
Corporation of Japan with a total of 24,072,000 shares issued. Series 5 (Class
C) preferred shares are held by the Resolution and Collection Corporation with a total of 258,799,500 shares issued.
3    Includes negotiable certificates of deposit.

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                                 Key Takeaways
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 Merger             > Need for a neutral financial institution that
Rationale           is independent from any particular financial
                    group, given market dominance by a few players
                    > Scale required as we modify our business model
                    to move with the rapidly changing business
                    environment and to meet customer needs
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                    >  Scale and greater organizational stability
                       supported by a strong capital base, enhanced
                       funding capabilities and a clean balance sheet
Values and          >  Diverse corporate culture that supports companies and
Strengths of           industries with a mid- to long-term perspective, equipped
    the                with strong credit assessment capabilities
  Combined          >  Significant experience in the asset finance
    Bank               (real estate, securitization and leasing) and consumer
                       finance businesses
                    >  Highly recognized brand, evidenced by top-ranked customer satisfaction levels
                    >  Low-cost operations that are not restricted by time or
                       location through the application of advanced IT
--------------------------------------------------------------------------------
 Overview of        >  Sixth largest Japanese bank in terms of total assets
    the             >  Areas of focus
  Combined             v/  Domestic Corporate Finance
    Bank               v/  Individual Customers
                       v/  Alliances with Regional Financial Institutions
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This presentation is not an offering of securities for sale in any jurisdiction.

Shinsei Bank may file a registration statement on Form F-4 with the U.S.
Securities and Exchange Commission (the "U.S. SEC") in connection with the proposed business combination transaction. The Form F-4 (if filed) will contain a prospectus and other documents. The Form F-4 (if filed) and prospectus, as they may be amended from time to time, will contain important information about
Shinsei Bank and Aozora Bank, the business combination transaction and related matters including the terms and conditions of the transaction. U.S.
shareholders of Aozora Bank are urged to read the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that may be filed with the U.S. SEC in connection with the business combination transaction carefully before they make any decision at the shareholders' meeting of Aozora
Bank with respect to the business combination transaction. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the business combination transaction will be available when filed, free of charge, on the U.S. SEC's website at www.sec.gov. In addition, the Form F-4 (if filed), the prospectus and all other documents filed with the
U.S. SEC in connection with the business combination transaction will be made available, free of charge, on the websites of Shinsei Bank, Limited
(www.shinseibank.com) and Aozora Bank, Ltd. (www.aozorabank.co.jp), or to U.S.
shareholders of Aozora Bank who make a written request to Shinsei Bank, Limited
Group Investor Relations & Corporate Communications Division at 1-8,
Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501, Japan or Aozora Bank, Ltd.
Corporate Communication Group at 3-1, Kudan-minami 1- chome, Chiyoda-ku, Tokyo
102-8660, Japan.

Forward-Looking Statements

This presentation contains certain forward-looking statements. These forward-looking statements may be identified by words such as 'believes,'
'expects,' 'anticipates,' 'projects,' 'intends,' 'should,' 'seeks,'
'estimates,' 'future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.
Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in financial services industries; (2) regulatory and litigation matters and risks; (3)
legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; and (7) other risks to consummation of transaction. These risks and uncertainties include those expected to be discussed under "Cautionary Statement Concerning Forward Looking
Statements" and "Risk Factors" in the prospectus included in the registration statement on Form F-4 that Shinsei Bank may file with the U.S. SEC.

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